Release Time    IMMEDIATE
Date            20 April 2001
Number          37/01

MITSUI TO PRE-EMPT CAEMI ACQUISITION BID

BHP Limited (BHP) today announced Mitsui & Co. Ltd had given a notice of acceptance exercising its right of first refusal to acquire a 20 per cent equity interest in Brazilian company Caemi Mineracao e Metalurgia S.A. (Caemi). Accordingly, BHP's agreement to acquire this equity interest has terminated.

BHP last month announced its successful bid - subject to the waiver by Mitsui of its right of first refusal and European Commission approval - to acquire the Caemi 20 per cent equity interest. Caemi is a diversified company with interests in iron ore, kaolin and transport and logistics.

President BHP Minerals Ron McNeilly said: "Naturally, we are disappointed Mitsui has chosen to exercise its right of first refusal with regard to Caemi. However we understand Mitsui's desire to increase its stake in Brazilian iron ore in association with an existing local partner."

BHP also stated it no longer intends to proceed with a planned tender offer for preferred shares in Caemi. The proposed tender offer was subject to BHP successfully completing the initial 20 per cent equity acquisition.

* * * *
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Francis McAllister
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